UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 17, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Relevant Information Communication

Dear Sirs:

Graña y Montero S.A.A. (the "Company") has announced that, as of today, Moore Stephens Perú – Vizcarra y Asociados S. Civil de R. L (a member firm of Moore Stephens International) ("Moore Stephens") is in the process of completing its audit of the Company's consolidated financial statements for the 2016 fiscal year.  To file  its Form 20-F for the 2016 fiscal year (the "2016 Form 20-F"), including 2016 audited consolidated financial statements, the Company needs authorization from the Company's prior auditor for the use of previously issued audit opinions with respect to the 2015 and 2014 consolidated financial statements.  The prior auditor is Gaveglio, Aparicio y Asociados S.C. de R.L. ("PwC"), a member firm of PricewaterhouseCoopers International Limited.
2015 Financial Statements
On or about March 23, 2018, PwC informed the Company that it would not authorize the use of its 2015 audit opinion without conducting substantial additional procedures, which represents a difference in understanding from what the Company has had since October 2017 when PwC ceased to be the Company´s auditor.  PwC could not give any assurance as to when it could complete such additional procedures and stated it could take several months.
Because of this situation, to avoid further delay in filing the 2016 Form 20-F, and in light of all the facts and circumstances, the Audit and Process Committee of the Company appointed Moore Stephens to audit the 2015 fiscal  year.  Among other factors, as the Company's current auditor, Moore Stephens is  in the process of  completing its audit work with respect to the 2016 fiscal year and thus, in the Company's view, can more timely and efficiently complete the 2015 processes as well.  The Company provided Moore Stephens with all factual information related to the Simpson Thacher & Bartlett LLP investigation, the inclusion of the three former executives of the Company in an ongoing criminal investigations relating to projects involving Odebrecht, and the possibility of the inclusion of the Company in the same criminal investigation.
PwC informed the Company that professional standards required the performance of additional procedures with respect to the 2015 consolidated financial statements because of publicly reported procedural developments since October 2017 concerning the cumulative effect of the decision of the Peruvian court to include three former executives of the Company and the Company in its ongoing criminal investigation relating to projects involving Odebrecht, coupled with a prior 2015 agreement that was first provided to PwC in May 2017.
The board of directors of the Company is calling a special shareholders' meeting to ratify the appointment of Moore Stephens to audit the Company's 2015 consolidated financial statements. In light of the above, the previously issued consolidated financial statements of the Company for the 2015 fiscal year (and the related audit opinion of PwC) should no longer be relied upon.  The Company has discussed the matters described herein with representatives of PwC.

2014 Financial Statements
PwC informed the Company earlier this month of the need to conduct procedures for the authorization of the use of its audit opinion related to the 2014 consolidated financial statements. PwC has informed the Company it has begun and will make its best efforts to complete any necessary procedures before May 15, 2018—the date by which the Company expects to file its 2016 Form 20-F—although PwC cannot be sure it will do so.
Timetable 2016 Form 20-F
The Company expects to file its 2016 Form 20-F by May 15, 2018, which will require the completion before then by Moore Stephens of the audits for the 2016 and 2015 fiscal years and the completion by PwC of the procedures for authorization for the use of its previously issued audit opinion with respect to the Company's 2014 audited consolidated financial statements. The Company has informed both Moore Stephens and PwC of this timetable.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
 Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
 Date: April 17, 2018